United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 17, 2024		Director of Investor Relations



ESG Webinar

Malu Paiva, Sustainability EVP
Geraldo Paes, Head of Geotechnics

October 17, 2024

Integrating sustainability in our practices and decisions enhances business competitiveness

Our drivers

- **Safety Journey**
- **Integral Reparation**
- **Social Performance**
- **Nature and Climate**
- **Rebuild trust**



Safety Journey

Integral Reparation

Social Performance

Nature and Climate

Rebuild trust

Integrating sustainability in our practices and decisions enhances business competitiveness

Our drivers

Becoming a benchmark in Safety

High-potential recordable injuries (N2)[1] *(unit)*


57
-61%
22[3]
11
2019
1H2024

Total recordable injury frequency rate *(TRIFR)*[2]


2.69
-58%
1.12
2019
1H2024

TRIFR[2] comparison against major peers (2023)

Source: International Council on Mining and Metals – ICMM


2020
2023
2.0
1.1
Vale
2.1
1.8
Peer 1
1.8
1.9
Peer 2
2.7
2.2
Peer 3
3.2
4.6
Peer 4

[1] Absences, restrictions, and medical treatments resulting from events with a high potential for harm. [2] Total Injuries, medical treatment injuries and occupational Illnesses, multiplied by one million hours and divided by the exposure hours. [3] Annualized number – Double the Half year results.

Substantial progress in dam safety and tailings management

Governance

- Strengthen **3-line of defense** model
- **Geotechnical Risk Executive Committee.**
- **100%** of the population close to risk areas **removed**



Adoption of International Best Practices

- New **TDMS** (Tailings and Dams Management System)
- 3 Geotechnical **Monitoring Centers**
- **Engineer of Record role**
- Improved technical **understanding** of Vale's dams ("As-is" project)
- **Adoption of GISTM (Aug/20)**



Lower Risk Solutions

- **Hazard Identification and Risk Analysis (HIRA)** for dams and tailings facilities
- Upstream **dam elimination program**
- **New way to operate** alternatives to tailings – **Filtered Tailings**
- Co-products



GISTM
World-class standards and processes

2023-2025


GLOBAL INDUSTRY STANDARD ON TAILINGS MANAGEMENT

AUGUST 2020

ICMM UN PRI

Cultural Transformation Journey



VALE

Eliminating upstream structures

Upstream dam[1] decharacterization program


Complete
Ongoing
53%
16
6
8
30
2019-Oct24
2025-27
2029+
Total

~US$ 5.0 billion program
(~$2.3 bn[2] already invested)


Backup dam for Forquilhas
Capable of containing the tailings of multiple dam breaches

[1] Dams include geotechnical facilities dedicated to mining processes. [2] As of June 2024.

B3/B4 dam eliminated



Before decharacterization
2019



After decharacterization
2024

B3/B4 dam back-up structure is being dismantled


Before
2020


Now
2024

Progressing on dam safety

Dams at emergency level[1]


Level 3
Level 2
Level 1
35
4
7
24
2020²
-54%
16
1
5
10
Sep 2024
-71%
9
5
4
2025

No dams at level 3 by 2025



Sul Superior Dam removed from level 3 in Aug-24

[1] Dams include geotechnical facilities dedicated to mining processes. As of September 3, 2024. [2] Considering the highest number of structures at emergency level, in 2020.

Milestone achieved for safer tailings management

KPMG has been providing compliance checks on Vale's GISTM[1] reports

Date	Milestone
Aug 2020	Commitment to compliance
Jan 2021	Internal self-assessment
Nov 2021	Gap assessment by third-party
Jan 2022	GISTM baseline disclosed for all tailings facilities[2]
Dec 2022	Starting of External Verification
Aug 2023	All prioritized tailings facilities[2] with GISTM implemented
Aug 2025	All tailings' facilities not in a state of safe closure in conformance[3] with GISTM

Sul Superior dam, Gongo Soco mine
Barão de Cocais (Minas Gerais, Brazil).

VALE

[1] Global Industry Standard for Tailings Management. [2] Prioritized facilities are those with the consequence classification as "Extreme" and "Very high" according to the GISTM consequence classification table. Including all tailings facilities within the GISTM Conformance Protocols criteria. [3] Conformance is determined by evaluating whether Vale can demonstrate the implementation of all applicable Requirements in a manner that aligns with the Standard and is not in conflict with the law, using Conformance Protocols to support the integration of the Standard into the assurance and validation processes. The outcome for each requirement can fall into one of three categories: "Meets," "Partially Meets," or "Does not Meet." In some cases, a requirement may not be applicable depending on the circumstances of a tailings facility.

New way to operate to reduce tailings and the use of dams

Circular mining approach



Sand stockpile , Brucutu site

4 filtration plants in operation

US$ 2.5 bi invested

Reusing tailings: 7Mt iron ore in 2024

Sand as raw material for civil construction

Agera:

- Created to develop our Sustainable Sand business
- ~900kt already used in civil construction and road paving



Filtration Plant, Cauê



Safety Journey

Integral Reparation

Social Performance

Nature and Climate

Rebuild trust

Integrating sustainability in our practices and decisions enhances business competitiveness

Our drivers

VALE

Important deliveries in Mariana's reparation

External and independent verification

Resettlement



Bento Rodrigues resettlement, Mariana, Minas Gerais, Brazil)

~94%[1] of housing solutions delivered

~260 people have moved into their new homes

Compensations

~R$ 37.8 billion
disbursed in 42 compensation programs (Sep-24)

+ 446,000
people compensated

~ R$ 18 billion
paid in compensations

Water

- **11** sewage treatment stations, **19** water treatment systems, **18** water distribution networks
- The **Doce River water can be consumed** after undergoing conventional treatment

Environmental reparation

- **~37k** ha of Permanent Protection Areas undergoing restoration
- **~2,6k** springs are being recovered

Definitive settlement expected to be signed in October 2024

[1] As of Aug. 2024

Brumadinho reparation progress

2019	2021	Sept 2024	2026	2031
B1 dam collapse	Brumadinho Integral Reparation Agreement	~72% Complete[1]	~90% complete	100% complete

Individual compensations

~ 16,700
people compensated

~ R$ 3.7 billion
in compensations

Integral Reparation Agreement[2]

(R$ billion)


Pre-agreement actions
100%
6.3
R$ 37.7 bn²
19.9
"To pay" obligations
88%
33%
11.4
"To do" obligations

[1] Progress considering disbursements until Sept 2024. [2] As per Integral Reparation Agreement settled in February 2021.

Paraopeba river: progressive improvement in water quality

The analyses present similar or better results to those recorded before the collapse


Rainy season
2019 Feb
2020 Feb
2021 Feb
2022 Feb
2023 Feb
2024 Feb
Dry season
2019 Aug
2020 Aug
2021 Aug
2022 Aug
2023 Aug
2024 Aug
Equal or better
Worst condition

The data is corroborated by monitoring by the Water Management Institute of Minas Gerais (Igam), a public body of the Government of MG. Data updated in Aug 2024.



We are building a better Vale

Sustainability governance journey

2012 to 2018

- **Sustainability KPI** in the variable compensation target
- **Listening and Response Mechanism**
- **Social Engagement Model**
- **Sustainability Committee**
- **ESG Portal**
- **Environmental Indicators**[1] included in Performance meetings.
- **Human Rights Risks** included in Vale's Business Risk Map
- **Social Performance** included as a goal for variable compensation

2019 to 2020

- Review of the **Risk Management model** and structuring of the **2nd line of defense Sustainability specialist**
- **2030 goals:** Climate Change, Forests, Energy and Atmospheric Emissions
- **ESG Gaps** action plan
- Commitment to have **100% of priority communities with relationship plans** by 2026
- **Social Indicators**[2] included in **performance meetings and ESG Indicators** followed by the **Board of Directors**
- **DE&I** included in **variable compensation**
- Inclusion of **social requirements in VPS**[3]
- **Community Conflict Risks included in** Vale's Business Risk Map

2021 to 2022

- **Social Ambition and its goals** (TOP 3[4], Extreme Poverty and UNDRIP[5])
- New **public commitments** (DEI, Dams, and Health & Safety)
- **Community Safety** goal included in **variable compensation**
- **Safety, Scope 1 & 2 emissions, and DJSI** as part of **long-term variable compensation for executives**
- First survey to collect **Community perceptions**
- **Climate Change Risks** included in Vale´s Business Risk Map

2023 to 2024

- **Nature Strategy**
- **Territorial Action Model**
- **ESG**[6] **indicators** monitored by the **Sustainabilty Committee**
- **35%** of the **employee variable compensation target** is focused on **ESG** (safety and DEI)
- **Biodiversity Risk** included in Vale´s Business Risk Map
- Establish the **Sustainability** element in VPS[3]

2015: Mariana dam breach

2019: Brumadinho dam breach

[1] Emissions and Water
[2] Community complaints, critical issues, and lost hours
[3] VPS = Vale Production System, the company´s management model to achieve results though the comprehensive implementation of policies and practices
[4] Measures the general results of Vale's ESG performance by external rating agencies (DJSI, MSCI, and Sustainalytics)
[5] Support neighboring Indigenous Peoples to develop execute their plans in the pursuit of their rights provided for in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP)
[6] Environmental licensing, Reputation, Reparation, Indigenous Peoples, Communities, Decarbonization and climate change, Nature based solutions, Human Rights, Extreme Poverty, and DEI.

VALE

Integrating sustainability in our practices and decisions enhances business competitiveness

Our drivers

- Safety Journey
- Integral Reparation
- **Social Performance**
- Nature and Climate
- Rebuild trust

VALE



Listening and deepening our understanding of stakeholders to evolve relationship strategies

Communities' perception study (biennial)

Indigenous Peoples dedicated survey

Reparation perception study

Stakeholder survey
Investors, clients, NGOs and communities

For main findings, see Vale's ESG Portal

VALE

Structurally improving Human Rights practices

2009–2014

- **Human Rights Policy** published
- Human Rights macroprocesses
- **Human Rights Policy 1st revision** – alignment to UNGPs[1]

2015–2018

- **Social Performance Model** established
- **Grievance Mechanism** implemented
- Human Rights **Due Diligence** (HRDD) pilot

2019–2022

- **Human Rights violation risks** are part of Vale's Global Integrated Risk Map
- **HRDD[2] pilot for suppliers**
- **Mandatory Human Rights training** for all employees

2023–2024...

- **100%** of operations with **Human Rights risk assessment**
- **100%** of our operations in Brazil and Malaysia with **HRDD[2] performed**
- **100%** of our direct employees **receive a living wage**
- **Advancement of** HRDD[2] in critical suppliers

Non-exhaustive

Commitments and Partnership on salient Human Rights issues to advance the agenda

[1] UN Guiding Principles on Business and Human Rights. [2] HRDD stands for Human Rights Due Diligence.

Promoting community resilience and empowerment

Social ambition

"To be a partner company in the development of resilient communities, engaged in relevant issues to humanity and committed to sustainable mining"

Support the lifting of 500,000 people out of extreme poverty

5 dimensions defined to tackle poverty through a multidimension approach

40,000 people in urban, rural and forest areas are being benefited from ongoing concept tests

90% of them live in the north of Brazil and in the Legal Amazon region

25 partnerships with social organizations, governments, technical cooperations for advocacy

Support Indigenous communities to elaborate and execute their UNDRIP[1]

5 out of 11 Indigenous Communities already engaged for UNDRIP

138 people trained in Indigenous Rights

Culture and Education

48 Cultural projects supported in 2024 trough the Vale Cultural Institute

140 Indigenous students supported through a program for university permanence and opportunities

[1]UN Declaration on the Rights of Indigenous Peoples

VALE



Safety Journey

Integral Reparation

Social Performance

Nature and Climate

Rebuild trust

Integrating sustainability in our practices and decisions enhances business competitiveness

Our drivers

Leaving a positive legacy for nature and people

Vale protects ~1 million hectares

+600 threatened fauna and flora species


INSTITUTO TECNOLÓGICO VALE
1973
50º
49ºW
6º
7ºS
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area

A solid path to go further:

Protect and recover 500,000 ha:

- Collaboration with conservation units and a REDD+ project
- Supporting agroforestry businesses for the implementation of regenerative production models
- +177,000 ha protected and recovered since 2020

Risk and opportunities management:

- TNFD early adopter
- Partnership with the 1t.org initiative
- Boosting partnerships to go beyond our target

Delivering on our Climate Change Agenda



The Sol do Cerrado solar project, with investments of ~US$ 590 million: renewable energy to meet 16% of Vale's estimated consumption by 2025

100% of electricity from **renewable** sources in **Brazil**

~89% of electricity from renewable sources **globally**

~20% of scopes 1 & 2 targets **delivered**[1]

Scope 3 target: transparent and measurable **carbon footprint**

VALE

[1] Already delivered 20% of Scope 1 and 2 emission reductions (target – 33%reduction by 2030)

High-quality portfolio supporting steel decarbonization



Tubarão Plant, Espírito Santo, Brazil

Our target:
reduce net scope 3 emissions by 15% by 2035

- MoUs signed for 35% of Vale's scope 3
- Improving portfolio and developing technologies

Iron ore briquettes

Similar VIU to pellets	~50% lower costs vs pelletizing[1]
~66% lower capital intensity[2]	80% less CO_2 emissions[2]

[1] Tubarão 1 & 2 briquettes plants estimated transformation costs of US$ 10-15/t, after full ramp-up.
[2] Preliminary comparison considering pelletizing scopes 1 and 2 emissions.

VALE

Integrating sustainability in our practices and decisions enhances business competitiveness

Our drivers

- Safety Journey
- Integral Reparation
- Social Performance
- Nature and Climate
- **Rebuild trust**

Continuously improving our ESG rating

Vale's ESG rating[1]

	2018	2019	Today[2]
Sustainalytics (the lower, the better)	36.5[3]	54.5	29.4
ISS Governance (the lower, the better)	8	10	1
MSCI (AAA highest / CCC lowest)	B	CCC	B
DJSI[4] (the higher, the better)	45[5]	45	46
Moody's (the lower, the better)	NA	NA	CIS-2[6]

Improvements captured over the years:

- **Board of Directors improvements** (skill matrix, composition, independency, among others)
- **Dam safety enhancements, including the progress of the upstream dams elimination**
- **Vale's strategy and initiatives to reduce its carbon emissions**
- **H&S initiatives and performance**

[1] There may be methodological differences between the periods analyze. [2] As of Oct. 13, 2024. [3] Note as per history shared by Sustainalytics with Vale in May 2024. The oldest Sustainalytics report available to us, which most closely aligns with the current methodology, is from July 2019. [4] Dow Jones Sustainability Index World. Also known as CSA (S&P Global's Corporate Sustainability Assessment). [5] Vale completed the questionnaire for the first time in 2018. After the Brumadinho the 2018 score was reviewed and decreased from 57 to 45. [6] Neutral-to-low rating, improved in comparison to 2021 (highly negative or CIS-4).

Key takeaways

Safety Journey
Enhanced tailings and dam management and building a fatality free workplace

Integral Reparation
Delivering on our commitments for Brumadinho and Mariana

Social Performance
Respecting and promoting human rights and contributing to the autonomy of communities and territories

Nature and Climate
Adding value to the business through nature-based solutions and low carbon products

Rebuild trust
Engaging and positioning Vale in a transparent manner to rebuild trust with stakeholders

VALE

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VALE

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